Exhibit 99.3

SALOBO ADDING TO A CORNERSTONE MARCH 2, 2015 A Canadian preliminary short form prospectus containing important information relating to the securities of Silver Wheaton Corp. described in this document has not yet been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the Canadian preliminary short form prospectus is required to be delivered to any investor that received this document and expressed an interest in acquiring the securities. There will not be any sale or any acceptance of an offer to buy securities until a receipt for the Canadian final short form prospectus has been issued. This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the Canadian preliminary short form prospectus, Canadian final short form prospectus and any amendment, for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

CAUTIONARY STATEMENTS 2 CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the payment by Silver Wheaton of US$900 million to Vale and the satisfaction of each party’s obligations in accordance with the Amended Salobo Purchase Agreement, in respect of the Salobo mine, the anticipated receipt by Silver Wheaton of estimated additional gold production from the Salobo mine, projected increases to Silver Wheaton’s production and cash flow profile, the expansion and exploration potential at the Salobo mine, projected changes to Silver Wheaton’s production mix, anticipated increases in total throughput at the Salobo mine, expected accretion to Silver Wheaton resulting from the additional Salobo stream purchased from Vale, the intended use of proceeds from an equity offering, the estimated future production, the future price of commodities, the future price of silver or gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production (including 2015 and 2019 attributable annual production), estimated costs of future production, reserve determination, estimated reserve conversion rates, any statements as to future dividends, the ability to fund outstanding commitments and continue to acquire accretive precious metal stream interests and assessments of the impact and resolution of various legal and tax matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the proposed equity offering, closing of the equity offering and any specific risks relating to the satisfaction of each party’s obligations in accordance with the terms of the Amended Salobo Purchase Agreement disclosed in the Canadian Prospectus (as defined below), fluctuations in the price of commodities, the absence of control over the mining operations from which Silver Wheaton purchases silver or gold (the “Mining Operations”) and risks related to these Mining Operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located and changes in project parameters as plans continue to be refined, risks relating to having to rely on the accuracy of the public disclosure and other information Silver Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business, differences in the interpretation or application of tax laws and regulations or accounting policies and rules and Silver Wheaton’s interpretation of, or compliance with, tax laws and regulations or accounting policies and rules, is found to be incorrect, risks relating to production estimates from Mining Operations, credit and liquidity risks, hedging risk, competition in the mining industry, risks related to the Silver Wheaton’s acquisition strategy, risks related to the market price of the Silver Wheaton’s shares, risks related to Silver Wheaton’s holding of long-term investments in other exploration and mining companies, risks related to the declaration, timing and payment of dividends, the ability of Silver Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel, risks related to claims and legal proceedings against Silver Wheaton or the Mining Operations, risks relating to unknown defects and impairments, risks related to the adequacy of internal control over financial reporting, risks related to governmental regulations, including environmental regulations, risks related to international operations of Silver Wheaton and the Mining Operations, risks relating to exploration, development and operations at the Mining Operations, the ability of Silver Wheaton and the Mining Operations to obtain and maintain necessary permits, the ability of Silver Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements, lack of suitable infrastructure and employees to support the Mining Operations, uncertainty in the accuracy of mineral reserves and mineral resources estimates, inability to replace and expand mineral reserves, uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations, commodity price fluctuations, the ability of Silver Wheaton and the Mining Operations to obtain adequate financing, the ability of Mining Operations to complete permitting, construction, development and expansion, challenges related to global financial conditions, risks related to future sales or issuance of equity securities, as well as those factors discussed in the section entitled “Risk Factors” in the preliminary short form prospectus of Silver Wheaton dated March 2, 2015 (the “Canadian Prospectus”) available on SEDAR at www.sedar.com and in the US preliminary prospectus of Silver Wheaton dated March 2, 2015 (the “US Prospectus”) included in the Registration Statement on Form F-10 filed with the SEC. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the closing of any equity offering commenced by Silver Wheaton, the payment by Silver Wheaton of US$900 million to Vale, and the satisfaction of each party’s obligations in accordance with the terms of the Amended Salobo Purchase Agreement, the continued operation of the Mining Operations, no material adverse change in the market price of commodities, that the Mining Operations will operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates, the continuing ability to fund or obtain funding for outstanding commitments, the ability to source and obtain accretive precious metal stream interests, expectations regarding the resolution of legal and tax matters, that Silver Wheaton will be successful in challenging any

3 CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS (continued) reassessment by the Canada Revenue Agency (“CRA”), the estimate of the carrying value of the Precious Metal Purchase Agreements (as defined in the Canadian Prospectus) and such other assumptions and factors as set out herein. Although Silver Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Silver Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein for the purpose of providing investors with information to assist them in understanding Silver Wheaton’s expected performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws. The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the U.S. prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the U.S. prospectus if you request it by calling Scotiabank, Equity Capital Markets at (212)-225-6853 250 Vesey Street, 24th Floor, New York, NY 10281. A written prospectus relating to the Offering may be obtained upon request in Canada by contacting Scotiabank, Equity Capital Markets at (416)-862-5837, Scotia Plaza, 66th Floor, 40 King St. W, Toronto, ON M5W 2X6. CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). These definitions differ from the definitions in Industry Guide 7 (“SEC Industry Guide 7”) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained herein that describes the Corporation’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in the U.S. prospectus, a copy of which is available at www.sec.gov. CAUTIONARY STATEMENTS AND ADVISORY AND CAUTIONARY LANGUAGE

4 SALOBO ADDING GOLD OUNCES FROM A LOW-COST & LONG-LIFE MINE Provides immediate cash flow An additional 25% of the life-of-mine gold production from the Salobo mine from and after January 1, 2015 Enhances production growth profile Salobo mine ramping up throughput from 12Mtpa to 24Mtpa Potential for Salobo to further increase throughput beyond 24Mtpa Allows Silver Wheaton to benefit from exploration success at Salobo Further diversifies production Over the next five years, gold as a percentage of forecasted production is estimated to grow to over 40% Attributable gold reserves are estimated to increase to 9.27 million ounces, or over 45% of Silver Wheaton’s precious metal reserves on a silver equivalent basis* * Production, Reserves, and Resources estimates based on silver equivalent assuming 72:1 Ag:Au ratio, Please refer to the Reserve and Resource tables in the appendix of this presentation for full disclosure of reserve and resource estimates. Gold production defined as gold coming from any minerals from the Salobo mine that enters the Salobo mineral processing facility .

5 SALOBO TRANSACTION OVERVIEW Salobo Stream Amending the 2013 transaction Increasing gold stream from 25% to 50% of life-of-mine gold Production from the 2nd 25% to begin accruing January 1, 2015 Consideration Cash payment of US$900 million paid on closing Production Payments Lesser of (i) US$400/oz for gold, with a 1% inflationary adjustment starting on January 1, 2017 (applied also to existing stream which had been set to start on January 1 2016); and (ii) prevailing market prices Key Terms Additional payment to Vale, relative to the 50% stream, based on a set fee schedule ranging from US$88 million if throughput is expanded beyond 28Mtpa by Jan 1, 2036, up to US$720 million if throughput is expanded beyond 40Mtpa by Jan 1, 2018

SALOBO ASSET OVERVIEW Primary Metals – Cu (82%) / Au (18%) Overview The Salobo mine is the largest copper deposit in Brazil with over a billion tonnes of mineral reserves (>40yrs mine life) Commissioned in Nov 2012 at 12Mtpa Expanded to 24Mtpa in June 2014 Infrastructure - The mine is ideally located: Connected to the national power grid Vale dedicated rail and regional highway systems from Maraba & Carajás 85km of trucking to rail then by rail to Vale’s Ponta de Madeira dedicated maritime terminal in Sao Luis, Maranhao 6

Vale Corporate Profile: One of the largest mining companies globally 70 years of mining history Diversified by geography: a truly global company with operations in 37 countries Diversified by commodity: iron ore, nickel, copper, coal, etc. Solid Financial Position: ~US$38 billion market cap* 2014 gross revenues of ~US$38B 7 SALOBO VALE: A PARTNER WITH GLOBAL PRESENCE Vale elected to use streaming to access capital *Source: New York Stock Exchange as of February 27, 2015 Salobo

SALOBO IMMEDIATE PRODUCTION AND GROWTH 8 Mine Type Open Pit IOCG Deposit Location Para, Brazil Startup (12Mtpa total) Expansion (24Mtpa total) Nov 2012 June 2014 Estimated Avg. Stream/yr (25%) 10 years* 30 years 70 koz Au (5.0 Moz AgEq) 60 koz Au (4.3 Moz AgEq) Additional P&P Reserves** 3.3 Moz Au Additional M&I Resources** 0.8 Moz Au Additional Inferred Resources** 0.4 Moz Au Co-product Cash Cost*** $1.28/lb Cu Mine Life (yrs)** >40 years Average annual production to SLW of approximately 70 koz Au (5 Moz Ag equivalent)* *Production estimates based on 10 year forecast, Silver equivalent basis assuming a 72:1 Ag:Au ratio; **Please refer to the Reserve and Resource tables in the appendix of this presentation for full disclosure of reserve and resource estimates; ***Cash costs are copper co-product cash costs from Wood Mackenzie as of January 2015

SALOBO Mining, Processing & Infrastructure Conventional open pit mining ~1.4:1 life-of-mine strip ratio expected Current mill capacity 24 Mtpa Extensive reserves and exploration potential suggests greater throughput expansion potential Conventional comminution – flotation flow sheet producing gold-rich copper concentrates (expect copper concentrate grade of approximately 38%) 9

SALOBO FIRST COST-QUARTILE PRODUCTION 10 Salobo is in the first cost-quartile Copper Mine Pro Rata Costs Curve Dataset:- 2014 Q4 Grouping:- Mine Year:- 2015 Ranked By:- Cash Cost (C1)

SALOBO FINANCING THE ACQUISITION & AMENDMENT TO CREDIT FACILITY 11 To pay the initial upfront cash payment of US$900 million, Silver Wheaton intends to use cash on hand together with the proceeds of an equity offering The Company may also use amounts borrowed under its revolving credit facility Silver Wheaton has amended its revolving credit facility Increasing the available credit from US$1 billion to US$2 billion, extending the term by 2 years, and amending certain covenants. The Company used proceeds drawn from this amended Revolving Facility together with cash on hand to repay the $1 billion of debt previously outstanding under its non-revolving term loan and terminated this loan. The amended Revolving Facility provides Silver Wheaton with enhanced flexibility to execute on its growth strategy in an efficient and cost effective manner. Silver Wheaton has sufficient capacity to fund additional streaming transactions

Salobo upfront payment of US$900 million represents 8.7% of Silver Wheaton’s pro-forma Enterprise Value** SALOBO ACQUISITION IS EXPECTED TO BE ACCRETIVE 12 *Attributable Production, Reserves, and Resources estimates based on silver equivalent assuming 72:1 Ag:Au ratio; Cash flow based on silver and gold prices of $16.50 and $1,200, respectively; Please refer to the Reserve and Resource tables in the appendix of this presentation for full disclosure of reserve and resource estimates; **Enterprise value based on NYSE closing price on Feb. 2, 2015, existing debt, outstanding obligations (Hudbay & Sandspring), and cash on hand at September 30, 2014. Accretion to Silver Wheaton* The acquisition of the additional 25% LOM-gold stream is expected to be accretive 11.0% 17.4% 11.4% 18.0% 17.0% 0% 2% 4% 6% 8% 10% 12% 14% 16% 18% 20% Annual Estimated Production First 5 Years Total Estimated Produced Ounces Life-of-mine reserves Annual Estimated Payable Ounces First 5 Years Total Estimated Payable Ounces Life-of-mine reserves Estimated Reserve Contained Ounces

SILVER WHEATON: ADDING TO OUR PORTFOLIO

SALOBO FURTHER DIVERSIFIES PRODUCTION 14 *Silver equivalent basis assuming a 72:1 Ag:Au ratio Over the next five years, gold as a percentage of forecasted production is expected to grow to over 40% 2015 Forecast Production 2019 Forecast Production Gold Silver 230koz Au 325koz Au 38% 62% 46% 54%

HIGH-QUALITY ASSET BASE DIVERSIFIED PORTFOLIO 15 Operating Mines (21) Development Projects (6) Partners: Vale Glencore Goldcorp Barrick Lundin Eldorado Hudbay Pan American Primero Capstone Alexco Sandspring

16 *Ag equivalent basis assuming a 72:1 Ag:Au ratio; Please refer to the Reserve and Resource tables in the appendix of this presentation for full disclosure of reserve and resource estimates.. Reserves  Ag equivalent oz* Reserves            Measured & Indicated   20% Proven & Probable silver equivalent reserve ounces increase 20% 1,427Moz 1,186Moz SALOBO INCREASED RESERVES AND RESOURCES Reserves and Measured & Indicated Resources  Ag equivalent oz*  & Au oz 2.0Moz 748Moz 1,186Moz 1,427Moz 693Moz 748Moz 5.9Moz 9.3Moz 2.8Moz 55%  0 200 400 600 800 1000 1200 1400 1600 Silver Wheaton Silver Wheaton Proforma 0 500 1000 1500 2000 2500 Silver Wheaton Silver Wheaton Proforma Silver Weaton Gold Silver Wheaton Gold Proforma

FIVE YEAR PRODUCTION GROWTH FORECAST ADDING TO OUR INDUSTRY-LEADING GROWTH PROFILE 17 Silver Equivalent Production* (Moz) Production forecast of 51Moz silver equivalent in 2019 with additional Salobo Stream *Assumes a Ag:Au ratio of 72:1; **Comprised of the Veladero, Lagunas Norte and Pierina mines; ***Average of the first five years of full production of the combination of Pascua Lama, Rosemont, and Toroparu. 35.8Moz ~43.5Moz 35.3Moz ~51Moz Not included in forecast*** -5 5 15 25 35 45 55 65 2011A 2012A 2013A 2014A 2015E 2019E Streams not in forecast*** Salobo SLW Forecast Sudbury 777 Peñasquito San Dimas Yauliyacu Barrick** Other

18 THE SALOBO DEAL SUMMARY Immediate cash flow Operating partner with global presence 1st cost-quartile mine Accretive Further diversifies production

APPENDIX

ATTRIBUTABLE RESERVES AND RESOURCES

TOTAL PROVEN & PROBABLE

Proven & Probable Reserves Attributable to Silver Wheaton [1,2,3,8,18]										
As of December 31, 2014 unless otherwise noted [6]	Proven			Probable			Proven & Probable			
	Tonnage Mt	Grade g/t	Contained Moz	Tonnage Mt	Grade g/t	Contained Moz	Tonnage Mt	Grade g/t	Contained Moz	Process Recovery [7]
SILVER										
Peñasquito (25%) [14]										
Mill	84.1	33.3	90.0	52.7	25.0	42.4	136.7	30.1	132.4	53-65%
Heap Leach	10.9	31.7	11.1	11.5	25.0	9.2	22.4	28.3	20.4	22-28%
San Dimas [10, 14]	0.9	345.2	10.3	4.0	307.3	39.2	4.9	314.5	49.5	94%
Pascua-Lama (25%) [14]	8.0	69.8	17.9	73.2	64.1	150.8	81.2	64.7	168.7	82%
Lagunas Norte [11]	12.4	4.5	1.8	52.9	4.5	7.7	65.3	4.5	9.5	19%
Veladero [11]	5.5	14.8	2.6	90.5	14.8	43.2	96.0	14.8	45.8	6%
Yauliyacu [11, 12]	0.8	123.5	3.1	3.4	109.8	11.9	4.1	112.4	15.0	85%
777 [13, 14]	4.9	24.7	3.9	5.7	24.7	4.5	10.6	24.7	8.4	64%
Neves-Corvo										
Copper	4.9	38.8	6.1	20.5	36.1	23.8	25.4	36.6	29.9	35%
Zinc	10.4	73.1	24.4	10.2	66.9	22.0	20.6	70.0	46.4	20%
Rosemont [15]	279.5	4.1	37.0	325.8	4.1	43.1	605.3	4.1	80.1	76%
Constancia	506.0	3.1	50.3	114.0	2.9	10.8	620.0	3.1	61.1	71%
Zinkgruvan										
Zinc	7.4	87.0	20.6	4.2	51.0	6.9	11.6	73.9	27.5	87%
Copper	3.3	35.0	3.7	0.1	35.0	0.1	3.4	35.0	3.8	78%
Stratoni	0.5	174.0	2.9	0.3	182.0	1.5	0.8	176.7	4.5	84%
Minto	3.8	5.9	0.7	5.7	5.7	1.0	9.5	5.7	1.8	78%
Cozamin [11]										
Copper	-	-	-	2.8	43.8	4.0	2.8	43.8	4.0	72%
Los Filos	48.8	5.7	8.9	198.4	5.0	32.2	247.2	5.2	41.1	5%
Metates Royalty [20]	4.1	18.0	2.3	13.2	13.1	5.5	17.2	14.2	7.9	76%
TOTAL SILVER			**297.8**			**459.9**			**757.7**	
GOLD										
Salobo (50%) [16]	331.7	0.39	4.13	257.9	0.31	2.57	589.6	0.35	6.70	66%
Sudbury (70%) [11]	-	-	-	54.3	0.39	0.68	54.3	0.39	0.68	81%
777 [13, 14]	3.5	1.81	0.21	4.1	1.81	0.24	7.7	1.81	0.45	73%
Constancia (50%)	253.0	0.05	0.42	57.0	0.07	0.14	310.0	0.06	0.56	61%
Minto	3.8	0.80	0.10	5.7	0.60	0.11	9.5	0.68	0.21	74%
Toroparu (10%) [17]	3.0	1.10	0.10	9.7	0.98	0.31	12.7	1.01	0.41	89%
Metates Royalty [20]	4.1	0.68	0.09	13.2	0.44	0.19	17.2	0.50	0.28	89%
TOTAL GOLD			**5.04**			**4.23**			**9.27**	

20

SILVERWHEATON

ATTRIBUTABLE RESERVES AND RESOURCES

TOTAL MEASURED & INDICATED

Measured & Indicated Resources Attributable to Silver Wheaton [1,2,3,4,5,9,18]

As of December 31, 2014 unless otherwise noted [6]	Measured			Indicated			Measured & Indicated		
	Tonnage Mt	Grade g/t	Contained Moz	Tonnage Mt	Grade g/t	Contained Moz	Tonnage Mt	Grade g/t	Contained Moz
SILVER									
Peñasquito (25%) [14]									
Mill	34.4	26.1	28.9	91.7	21.5	63.5	126.2	22.8	92.4
Heap Leach	5.1	19.1	3.1	24.1	16.7	13.0	29.2	17.1	16.1
Pascua-Lama (25%) [14]	3.7	26.4	3.1	35.7	22.3	25.5	39.4	22.7	28.7
Yauliyacu [11, 12]	1.0	127.3	4.0	6.0	216.6	41.5	6.9	204.2	45.5
Neves-Corvo									
Copper	5.8	48.5	9.0	25.7	50.8	42.0	31.5	50.3	51.0
Zinc	14.1	59.6	27.0	60.2	55.7	107.8	74.3	56.4	134.8
Rosemont [15]	38.5	3.0	3.7	197.7	2.7	17.1	236.2	2.7	20.8
Constancia	73.0	2.4	5.6	299.0	2.0	19.4	372.0	2.1	25.0
Zinkgruvan									
Zinc	2.2	66.8	4.6	4.7	107.1	16.3	6.9	94.5	20.9
Copper	1.6	20.0	1.0	0.4	39.1	0.5	2.0	23.9	1.5
Aljustrel [19]									
Zinc	1.3	65.6	2.7	20.5	60.3	39.7	21.8	60.7	42.4
Stratoni	0.2	200.4	1.5	0.2	213.3	1.4	0.4	206.4	2.9
Minto	7.5	3.6	0.9	32.3	3.4	3.5	39.8	3.4	4.3
Keno Hill (25%)									
Underground	-	-	-	0.7	473.1	10.2	0.7	473.1	10.2
Elsa Tailings	-	-	-	0.6	119.0	2.4	0.6	119.0	2.4
Los Filos	11.4	11.0	4.0	112.3	7.4	26.9	123.7	7.8	30.9
Loma de La Plata (12.5%)	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8
TOTAL SILVER			**99.2**			**450.2**			**549.5**
GOLD									
Salobo (50%) [16]	24.6	0.47	0.37	97.7	0.37	1.16	122.2	0.39	1.53
Sudbury (70%) [11]	-	-	-	28.9	0.34	0.32	28.9	0.34	0.32
Constancia (50%)	36.5	0.05	0.06	149.5	0.04	0.18	186.0	0.04	0.23
Minto	7.5	0.42	0.10	32.3	0.32	0.33	39.8	0.34	0.43
Toroparu (10%) [17]	0.9	0.87	0.03	7.9	0.83	0.21	8.8	0.84	0.24
TOTAL GOLD			**0.56**			**2.20**			**2.76**

21 SILVERWHEATON

ATTRIBUTABLE RESERVES AND RESOURCES TOTAL INFERRED 22 Tonnage Grade Contained Mt g/t Moz SILVER Peñasquito (25%) (14) Mill 4.4 19.5 2.7 Heap Leach 6.1 13.7 2.7 San Dimas (10, 14) 7.3 309.5 73.0 Pascua-Lama (25%) (14) 4.9 20.1 3.2 Yauliyacu (11, 12) 5.0 178.7 28.7 777 (13, 14) 0.8 30.6 0.8 Neves-Corvo Copper 25.1 43.5 35.1 Zinc 21.4 48.9 33.6 Rosemont (15) 104.5 3.3 11.1 Constancia 200.0 1.9 12.0 Zinkgruvan Zinc 6.1 75.0 14.7 Copper 0.5 34.0 0.6 Aljustrel (19) Zinc 8.7 50.4 14.0 Stratoni 0.5 169.0 2.7 Minto 16.2 3.2 1.7 Keno Hill (25%) Underground 0.2 349.8 2.4 Los Filos 175.9 6.3 35.7 Loma de La Plata (12.5%) 0.2 76.0 0.4 Metates Royalty (20) 1.0 9.7 0.3 TOTAL SILVER 275.2 GOLD Salobo (50%) (16) 74.0 0.31 0.74 Sudbury (70%) (11) 5.5 0.67 0.12 777 (13, 14) 0.4 1.77 0.02 Constancia (50%) 100.0 0.03 0.10 Minto 16.2 0.30 0.16 Toroparu (10%) (17) 13.0 0.74 0.31 Metates Royalty (20) 1.0 0.38 0.01 TOTAL GOLD 1.46 As of December 31, 2014 unless otherwise noted (6) Inferred Inferred Resources Attributable to Silver Wheaton (1,2,3,4,5,9,18)

ATTRIBUTABLE RESERVES AND RESOURCES
FOOTNOTES

(1) All Mineral Reserves and Mineral Resources have been calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum - CIM Standards on Mineral Resources and Mineral Reserves and National Instrument 43-101 – Standards for Disclosure form Mineral Projects ("NI 43-101), or the Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

(2) Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes ("Mt"), grams per metric tonne ("g/t") and millions of ounces ("Moz").

(3) Individual qualified persons ("QPs"), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) for the following operations are as follows:
   a. Salobo mine – Christopher Jacobs, CEng MIMMM (Vice President and Mining Economist), James Turner, CEng MIMMM (Senior Mineral Process Engineer), Barnard Foo, P. Eng., M. Eng, MBA (Senior Mining Engineer) and Jason Ché Osmond, FGS, C.Geol, EurGeol (Senior Geologist) all of whom are employees of Micon International Ltd.
   b. All other operations and development projects: the Company's QPs Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); Samuel Mah, M.A.Sc., P.Eng. (Senior Director, Project Evaluations), both employees of the Company (the "Company's QPs").

(4) The Mineral Resources reported in the above tables are exclusive of Mineral Reserves. The Minto mine, Neves-Corvo mine, Zinkgruvan mine, Stratoni mine and Toroparu project report Mineral Resources inclusive of Mineral Reserves. The Company's QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

(5) Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

(6) Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2014 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.
   a. Mineral Resources and Mineral Reserves for the San Dimas, Pascua-Lama, 777, Constancia and Minto mines are reported as of December 31, 2013.
   b. Mineral Resources and Mineral Reserves for the Toroparu project are reported as of March 31, 2013.
   c. Mineral Resources and Mineral Reserves for the Neves-Corvo and Zinkgruvan mines are reported as of June 30, 2014.
   d. Mineral Reserves for the Cozamin mine are reported as of June 30, 2014.
   e. Mineral Resources and Mineral Reserves for the Rosemont project are reported as of August 28, 2012.
   f. Mineral Resources for the Constancia project (including the Pampacancha deposit) are reported as of September 30, 2013.
   g. Mineral Resources for Aljustrel's Feitais and Moinho mines are reported as of November 30, 2010. Mineral Resources for the Estaçao project are reported as of December 31, 2007.
   h. Mineral Resources for Keno Hill's Elsa Tailings project are reported as of April 22, 2010, Lucky Queen project as of July 27, 2011, Onek and Bermingham projects as of October 15, 2014, Flame and Moth project as of January 30, 2013, Bellekeno mine Inferred Mineral Resources as of September 30, 2012 and Bellekeno mine Indicated Mineral Resources as of September 30, 2013.
   i. Mineral Resources for the Loma de La Plata project are reported as of May 20, 2009.
   j. Mineral Resources for Metates are reported as of February 16, 2012 and Mineral Reserves as of March 18, 2013.

(7) Process recoveries are the average percentage of silver or gold in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.

(8) Mineral Reserves are estimated using appropriate process recovery rates and the following commodity prices:
   a. Peñasquito mine - $1,300 per ounce gold, $22.00 per ounce silver, $0.90 per pound lead and $0.90 per pound zinc.
   b. San Dimas mine – 2.7 grams per tonne gold equivalent cut-off assuming $1,250 per gold ounce and $20.00 per ounce silver.
   c. Pascua-Lama project - $1,100 per ounce gold, $21.00 per ounce silver and $3.00 per pound copper.
   d. Lagunas Norte and Veladero mines - $1,100 per ounce gold and $17.00 per ounce silver.
   e. Yauliyacu mine - $20.00 per ounce silver, $3.29 per pound copper, $1.02 per pound lead and zinc.
   f. 777 mine – $1,250 per ounce gold, $25.00 per ounce silver, $3.00 per pound copper and $1.06 per pound zinc.
   g. Neves-Corvo mine – 1.6% copper cut-off for the copper Reserve and 4.8% zinc equivalent cut-off for all the zinc Reserves, both assuming $2.50 per pound copper, $1.00 per pound lead and zinc
   h. Rosemont project - $4.90 per ton NSR cut-off assuming $20.00 per ounce silver, $2.50 per pound copper and $15.00 per pound molybdenum.
   i. Constancia project - $1,250 per gold ounce, $25.00 per ounce silver, $3.00 per pound copper and $14.00 per pound molybdenum.
   j. Zinkgruvan mine – 3.98% zinc equivalent cut-off for the zinc Reserve and 1.5% copper cut-off for the copper Reserve, both assuming $2.50 per pound copper and $1.00 per pound lead and zinc.
   k. Stratoni mine – 18.02% zinc equivalent assuming $16.50 per ounce silver, $3.00 per pound copper, $0.95 per pound lead and zinc.
   l. Minto mine – 0.5% copper cut-off for Open Pit and $64.40 per tonne NSR cut-off for Underground assuming $300 per ounce gold, $3.90 per ounce silver and $2.50 per pound copper.

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ATTRIBUTABLE RESERVES AND RESOURCES
FOOTNOTES (CONTINUED)

- m. Cozamin mine - $42.50 per tonne NSR cut-off assuming $20.00 per ounce silver, $2.50 per pound copper, $0.85 per pound lead and $0.80 per pound zinc.
- n. Los Filos mine - $1,300 per ounce gold and $22.00 per ounce silver.
- o. Salobo mine – 0.253% copper equivalent cut-off assuming $1,250 per ounce gold and $3.45 per pound copper.
- p. Sudbury mines - $1,250 per ounce gold, $22.00 per ounce silver, $10.43 per pound nickel, $3.45 per pound copper, $1,800 per ounce platinum, $1,000 per ounce palladium and $13.00 per pound cobalt.
- q. Toroparu project – 0.38 grams per tonne gold cut-off assuming $1,070 per ounce gold for fresh rock and 0.35 grams per tonne gold cut-off assuming $970 per ounce gold for saprolite.
- r. Metates royalty – 0.35 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $24.00 per ounce silver.

(9) Mineral Resources are estimated using appropriate recovery rates and the following commodity prices:

- a. Peñasquito mine - $1,500 per ounce gold, $24.00 per ounce silver, $1.00 per pound lead and $1.00 per pound zinc.
- b. San Dimas mine – 0.20 grams per tonne gold equivalent assuming $1,300 per ounce gold and $20.00 per ounce silver.
- c. Pascua-Lama project – $1,500 per ounce gold, $24.00 per ounce silver and $3.50 per pound copper.
- d. Yauliyacu mine – $20.00 per ounce silver, $3.29 per pound copper and $1.02 per pound lead and zinc.
- e. 777 mine – $1,250 per ounce gold, $25.00 per ounce silver, $3.00 per pound copper and $1.06 per pound zinc.
- f. Neves-Corvo mine – 1.0% copper cut-off for the copper Resource and 3.0% zinc cut-off for the zinc Resource, both assuming $2.50 per pound copper and $1.00 per pound lead and zinc.
- g. Rosemont project – 0.30% copper equivalent cut-off for Mixed and 0.15% copper equivalent for Sulfide assuming $20.00 per ounce silver, $2.50 per pound copper and $15.00 per pound molybdenum.
- h. Constancia project – 0.12% copper cut-off for Constancia and 0.10% copper cut-off for Pampacancha.
- i. Zinkgruvan mine – 3.8% zinc equivalent cut-off for the zinc Resource and 1.0% copper cut-off for the copper Resource, both assuming $2.50 per pound copper and $1.00 per pound lead and zinc
- j. Aljustrel mine – 4.5% zinc cut-off for Feitais and Moinho mines zinc Resources and 4.0% zinc cut-off for Estação zinc Resources.
- k. Stratoni mine – Cut-off is geological due to the sharpness of the mineralized contacts and the high grade nature of the mineralization
- l. Minto mine – 0.5% copper cut-off.
- m. Keno Hill mines:
  - i. Bellekeno mine - $185 per tonne NSR cut-off assuming $22.50 per ounce silver, $0.85 per pound lead and $0.95 per pound zinc.
  - ii. Flame and Moth project - $185 per tonne NSR cut-off assuming $1,400 per ounce gold, $24.00 per ounce silver, $0.85 per pound lead and $0.95 per pound zinc.
  - iii. Bermingham project - $185 per tonne NSR cut-off assuming $1,250 per ounce gold, $20.00 per ounce silver, $0.90 per pound lead and $0.95 per pound zinc.
  - iv. Lucky Queen project - $185 per tonne NSR cut-off assuming $1,100 per ounce gold, $18.50 per ounce silver, $0.90 per pound lead and $0.95 per pound zinc.
  - v. Onek project - $185 per tonne NSR cut-off assuming $1,250 per ounce gold, $20.00 per ounce silver, $0.90 per pound lead and $0.95 per pound zinc.
  - vi. Elsa Tailings project – 50 grams per tonne silver cut-off.
- n. Los Filos mine - $1,500 per ounce gold and $24.00 per ounce silver.
- o. Loma de La Plata project – 50 gram per tonne silver equivalent cut-off assuming $12.50 per ounce silver and $0.50 per pound lead.
- p. Salobo mine – 0.296% copper equivalent assuming $1,500 per ounce gold $3.70 per pound copper.
- q. Sudbury mines - $1,250 per ounce gold, $22.00 per ounce silver, $10.43 per pound nickel, $3.45 per pound copper, $1,800 per ounce platinum, $1,000 per ounce palladium and $13.00 per pound cobalt.
- r. Toroparu project – 0.30 grams per tonne gold cut-off assuming $1,350 per ounce gold.
- s. Metates royalty – 0.35 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $24.00 per ounce silver.

(10) The San Dimas silver purchase agreement provides that Primero will deliver to the Company a per annum amount equal to the first 6.0 million ounces of payable silver produced at the San Dimas mine and 50% of any excess, for the life of the mine.

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ATTRIBUTABLE RESERVES AND RESOURCES
FOOTNOTES (CONTINUED)

(11) The Company's attributable Mineral Resources and Mineral Reserves for the Lagunas Norte, Veladero, Cozamin and Yauliyacu silver interests, in addition to the Sudbury and 777 gold interests, have been constrained to the production expected for the various contracts.

(12) The Company's Yauliyacu silver purchase agreement (March 2006) with Glencore provides for the delivery of up to 4.75 million ounces of silver per year for 20 years. In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits. Depending upon production levels it is possible that the Company's current attributable tonnage may not be mined before the agreement expires.

(13) The 777 precious metals purchase agreement provides that Hudbay will deliver 100% of the payable silver for the life of the mine and 100% of the payable gold until completion of the Constancia project, after which the gold stream will reduce to 50%. The gold figures in this table represent the attributable 777 mine Mineral Resources and Mineral Reserves constrained to the production expected for the 777 precious metals purchase agreement.

(14) The scientific and technical information in these tables regarding the Peñasquito and San Dimas mines and the Pascua-Lama project was sourced by the Company from the following SEDAR (www.sedar.com) filed documents:

a. Peñasquito - Goldcorp Management's Discussion and Analysis (MD&A) dated February 19, 2015;

b. San Dimas - Primero annual information form filed on March 31, 2014; and

c. Pascua-Lama - Barrick Gold Corp.'s MD&A dated February 19, 2015.

The Company QP's have approved the disclosure of scientific and technical information in respect of the Peñasquito and San Dimas mines and the Pascua-Lama project in these tables.

(15) The Rosemont mine Mineral Resources and Mineral Reserves do not include the SX/EW leach material since this process does not recover silver.

(16) The Company has filed a technical report for the Salobo mine, which is available on SEDAR at www.sedar.com.

(17) The Company's agreement with Sandspring is an early deposit structure whereby the Company will have the option not to proceed with the 10% gold stream on the Toroparu project following the delivery of a bankable definitive feasibility study.

(18) Silver and gold are produced as by-product metal at all operations with the exception of silver at the Keno Hill mines and Loma de La Plata project and gold at the Toroparu project; therefore, the economic cut-off applied to the reporting of silver and gold Mineral Resources and Mineral Reserves will be influenced by changes in the commodity prices of other metals at the time.

(19) Silver Wheaton has agreed to waive its rights to silver contained in copper concentrate at the Aljustrel mine.

(20) Effective August 7, 2014 the Company entered into an agreement for a 1.5% net smelter returns royalty on Chesapeake Gold Corp's (Chesapeake) Metates property, located in Mexico. As part of the agreement, Chesapeake will have the right at any time for a period of five years to repurchase two-thirds of the royalty, with the Company retaining a 0.5% royalty interest.

25 SILVERWHEATON